SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 22, 2019

VIA EDGAR

Ms. Barbara C. Jacobs, Assistant Director

Mr. Stephen Krikorian, Accounting Branch Chief

Mr. Jeff Kauten, Staff Attorney

Ms. Becky Chow, Staff Accountant

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:   So-Young International Inc. (CIK No. 0001758530)

         Registration Statement on Form F-1 (File No. 333-230760)

Dear Ms. Jacobs, Mr. Krikorian, Mr. Kauten and Ms. Chow:

On behalf of our client, So-Young International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on April 8, 2019, as well as two copies of the filed exhibits.

In response to your verbal comment regarding clarifying in the deposit agreement, which will be entered into by and among the Company, the Deutsche Bank Trust Company Americas, and the owners and holders of American depositary shares, that the jury waiver clause does not waive compliance with securities laws, we respectfully bring your attention to Section 5.2 therein, where it states that “[n]o disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of this Deposit Agreement.” The form depositary agreement is filed as exhibit 4.3 of the Registration Statement.

U.S. Securities and Exchange Commission

April 22, 2019

In response to your verbal comment on the change in the fair value of the ordinary shares of the Company, the Company has supplemented its disclosure on pages 98 and 99 of the Registration Statement. To assist the staff (the “Staff”) of the Commission in its consideration of share-based compensation disclosures and other matters, the Company advises the Staff that the Company currently estimates that the preliminary price range will be a US$2.60 range between US$15.34 to US$17.94 per share (the “Price Range”) for the initial public offering (the “IPO”) of the ordinary shares of the Company (the “Ordinary Shares”), resulting in a midpoint of the Price Range of US$16.64 per share after adjusting for the ADS to Class A ordinary share ratio (the “Midpoint Price”). The Price Range has been estimated based, in part, upon current market conditions and preliminary input received from the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions.

The Price Range does not take into account the current lack of liquidity for the Ordinary Shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, the board of directors of the Company, and the Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and those issuers’ respective stages of development as compared to the Company’s, the current valuations of public companies at a similar industry as the Company, and recent market conditions. Prior to April 22, 2019, the Company had not determined a specific Price Range.

A detailed description of the valuation method used and the factors contributing to the changes in the fair value of the Ordinary Shares between April 24, 2014 and December 31, 2018 is set forth on pages 88 to 89 of the Registration Statement on Form F-1 filed on April 8, 2019.

U.S. Securities and Exchange Commission

April 22, 2019

The Company respectfully advises the Staff that the increase in the fair value of the Ordinary Shares from US$10.19 per share as of December 31, 2018 to US$12.43 per share as of February 1, 2019, the latest date on which share-based awards were granted by the Company, and further to US $16.64, the Midpoint Price was primarily attributable to the following factors:

•

Substantially enhanced liquidity and marketability of the Ordinary Shares. The discount for lack of marketability decreased from 10% as of December 31, 2018 to 6% as of February 1, 2019, and further to 0.0% upon completion of this offering. The historical valuations of the Ordinary Shares reflected the illiquidity of the ordinary shares on the relevant grant dates, and the uncertainty of the IPO. The Midpoint Price assumes a successful IPO in the near term and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts. The Midpoint Price further does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity.

•

Organic growth of the Company’s business. The Company’s revenues and net income continued to grow during this period. We have provided the preliminary financial data for the three months ended March 31, 2019 in the Recent Development section. The revenues and net income included in the preliminary financial results for the first quarter ended March 31, 2019 were RMB206.1 million (US$30.0 million) and RMB45.9 million (US$6.7 million), respectively, which exceeded the quarterly revenues and net income in the fourth quarter of 2018, respectively.

•

The improvement in global capital markets sentiment in the first quarter of 2019. The New York Stock Exchange Composite Index, the Nasdaq Composite Index, the Nasdaq China US Internet Tiger Index and the Shanghai Stock Exchange A Share Index, increased by 12%, 16%, 23% and 24%, respectively, from December 31, 2018 to March 31, 2019. In February 2019, the U.S. government announced the delay in the imposition of certain tariffs on goods from China, citing progress in U.S. and China trade negotiation, which we believe eased consumers’ and investors’ concerns on the impact of U.S. and China trade war on the global economy and capital markets. Furthermore, in March 2019, the Chinese government announced an array of cost cutting measures to ease burdens on businesses. The stimulus plan boosted business sectors’ and consumers’ confidence in China economic outlooks. In addition, in March 2019, the U.S. Federal Open Market Committee, or FOMC, decided to hold interest rate steady. .

•

Increased probability of an IPO and conversion of preferred shares. As the Company progressed further towards this offering, the Company increased its estimated probability of a successful IPO from 65% as of December 31, 2018 to 80% as of February 1, 2019. The holders of the Company’s convertible redeemable preferred shares currently enjoy substantial economic rights and preferences over the holders of the Ordinary Shares. The Price Range assumes the conversion of the Company’s convertible preferred shares upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of convertible preferred shares will result in an increased Ordinary Share valuation.

U.S. Securities and Exchange Commission

April 22, 2019

•

Substantially enhanced balance sheet and financial resources. Given the proximity to the completion of the IPO, the Price Range assumes a successful offering. A successful offering will provide the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) higher brand value to attract new customers as a publicly listed company. These factors have been reflected in the valuation implied by the Price Range.

In addition, the Company respectfully advises the Staff that in determining the fair value of the Ordinary Shares as of various dates before the IPO, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

Paragraph 10.04 of the Guide provides that: “The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

In accordance with paragraphs 10.04 of the Guide, the Company believes neither the estimated Midpoint Price nor the ultimate IPO price itself should not be construed as a reasonable estimate of the fair value of the Ordinary Shares as of various dates before the IPO.

The Company has addressed the other verbal comments from the Staff by supplementing the disclosure in the Registration Statement and by filing a new legal opinion letter delivered by the PRC legal counsel of the Company.

The Company respectfully advises the Commission that the Company plans to commence the road show for the proposed offering on or about April 23, 2019. In addition, the Company plans to request that the Commission declare the effectiveness of the Registration Statement on or about May 1, 2019, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

*        *        *

U.S. Securities and Exchange Commission

April 22, 2019

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charline Ni, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 6533 2820 or via e-mail at charline.j.ni@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Xing Jin, Chief Executive Officer, So-Young International Inc.
Min Yu, Chief Financial Officer, So-Young International Inc.
Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP